Exhibit (a)(8)

Draft 7--December 10, 1997, 1:30 p.m.                 Contact:
                                                      Kenneth J. Zak
For Release: December 11, 1997                        313-792-6386


                      MASCOTECH REACHES AGREEMENT TO
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                 PURCHASE ALL OUTSTANDING SHARES OF TRIMAS
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               Taylor and Ann Arbor, Michigan (December 11, 1997) --MascoTech,
Inc. (NYSE: MSX) and TriMas Corporation (NYSE: TMS ) today jointly announced that they have executed a definitive merger agreement pursuant to which MascoTech will purchase for $34.50 per share in cash all outstanding shares of TriMas not already owned by MascoTech, for an aggregate of approximately $900 million.

               The merger agreement provides that MascoTech will commence a tender offer within five business days. Pursuant to the merger agreement, any shares not purchased in the offer (other than shares as to which dissenters' rights have been perfected) will be acquired for the same price in cash, in a second-step merger. TriMas currently has approximately 41 million shares outstanding. MascoTech currently owns approximately 15.2 million shares or 37 percent of the outstanding shares of TriMas and certain MascoTech related parties own approximately 3.4 million shares or 8 percent of the outstanding shares of TriMas.

               The tender offer will be subject to the condition that a majority of the approximately 21.9 million outstanding shares that could be tendered by shareholders, other than MascoTech and certain MascoTech related parties, are validly tendered and not withdrawn, as well as other customary conditions including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Neither the offer nor the merger is subject to a financing condition.

               The merger agreement was approved by the Boards of Directors of TriMas and MascoTech following, in each case, the unanimous recommendation of the merger to the Board of each company by a Special Committee of independent Directors of each respective company. BT Wolfensohn, a division of BT Alex. Brown Incorporated, has served as financial advisor to the Special Committee of TriMas. Salomon Smith Barney Inc. has acted as financial adviser to MascoTech in connection with the transaction.

               The merged organization will have a combined sales volume of $1.6 billion and will retain the name MascoTech, Inc.

               Richard A. Manoogian, who is currently Chairman and Chief Executive Officer of MascoTech and Chairman of TriMas, will serve as Chairman of the combined companies. Other members of the senior management team of the merged organization will include Frank M. Hennessey, currently Executive Vice President of Masco Corporation, who will become Vice Chairman and Chief Executive Officer of the combined companies; MascoTech President Lee M. Gardner and TriMas President Brian P. Campbell, who will continue as Co-Chief Operating Officers; and MascoTech Vice President Timothy Wadhams, who will become Senior Vice President and Chief Financial Officer of the combined companies..

               Manoogian commented, "This merger combines two outstanding companies, both of which have leadership positions in the commercial and industrial markets, including transportation-related markets. I am pleased that the combined company will be led by an exceptional management team that I believe will create value for our shareholders in the future."

               Campbell added, "joining forces with MascoTech is a unique and exciting opportunity for all TriMas businesses, customers and employees. The strengths of both organizations in our respective markets will further position the combined company as a leading provider of proprietary products and technologies to our customers on a worldwide basis. MascoTech has world-class metalforming and other technical capabilities that will be utilized by many of TriMas' operations, allowing them to expand into and serve markets and customers in ways not possible before."

               MascoTech's transportation-related businesses include metal-worked components primarily for vehicle engine and drivetrain applications and automotive aftermarket products.

               TriMas is a diversified proprietary products company with leadership product positions in commercial, industrial and consumer niche markets.

               Visit MascoTech's website at http://www.mascotech.com. MascoTech's press releases are also available through Company News On-Call by fax, 800-758-5804, extension 535375, or http ://www. prnewswire. com.

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